Exhibit 99.57

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

BRF S.A.
Publicly-Traded Company
CNPJ/MF No. 01.838.723/0001-27
NIRE 42.300.034.240

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON SEPTEMBER 08, 2025

1 DATE, TIME AND PLACE: Held on September 8, 2025, at 4:30 p.m. São Paulo Time, at the office of BRF S.A. (“Company” or “BRF”), located at Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo, and via videoconference.

2 CALL AND ATTENDANCE: The call was waived due to the presence of all the members of the Company’s board of directors (“Board of Directors”), namely, Mr. Marcos Antonio Molina dos Santos, Ms. Marcia Aparecida Pascoal Marçal dos Santos, Mr. Sergio Agapito Lires Rial, Mr. Marcos Fernando Marçal dos Santos, Ms. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mr. Eduardo Augusto Rocha Pocetti, Mr. Pedro de Camargo Neto and Mr. Márcio Hamilton Ferreira.

3 PRESIDING BOARD: President: Marcos Antonio Molina dos Santos; Secretary: Mr. Heraldo Geres.

4 AGENDA: To discuss and resolve on: (i) the acknowledgment of the exercise of the right of withdrawal by the Company’s shareholders as a result of the approval of the merger of shares issued by the Company by Marfrig Global Foods S.A. (“Marfrig”), pursuant to the “Plan of Merger of Shares Issued by BRF S.A. by Marfrig Global Foods S.A.”, entered into on May 15, 2025, as amended on May 26, 2025 (“Plan of Merger” and “Merger of Shares”, respectively), by the Company’s Extraordinary General Meeting held on August 5, 2025 (“Meeting”); (ii) the statement that the Company will not avail itself of the prerogative provided for in article 137, paragraph 3, of Law No. 6,404, of December 15, 1976 (“Brazilian Corporation Law”); (iii) verification of the satisfaction of the Conditions set forth in item 8.1 of the Plan of Merger for the closing of the Merger of Shares; (iv) the declaration of the final Exchange Ratio to be adopted in the Merger of Shares due to the making of any adjustments resulting from the provisions of item 3.1.5 and Exhibit 3.1.5 of the Plan of Merger; (v) the declaration and distribution of interim dividends and interest on equity (“IoC”), as provided for in items 3.1.3 and 3.1.5 of the Plan of Merger; and (vi) the authorization for the Company’s executive board to take all measures and perform all acts necessary for the accomplishment and implementation of the above matters.

5 RESOLUTIONS: After analysis, examination and discussion of the matters on the agenda, the members of the Board of Directors, by unanimous vote and without any restrictions:

(i)	approved the drafting of these minutes in summary form;

(ii)	became aware of the exercise, during the period beginning August 6, 2025 (inclusive) and ending September 5, 2025 (inclusive), of the right of withdrawal as a result of the approval of the Merger of Shares by the Meeting (“Right of Withdrawal”), by shareholders holding 9,981,683 common shares issued by the Company (“Dissident Shareholders”)”), totaling a reimbursement amount in the total amount of R$198,535,674.87, to be credited to the benefit of the Dissenting Shareholders on September 17, 2025, being certain that the procedures and other information related to the effective payment shall be disclosed by the Company by means of a notice to shareholders, pursuant to the applicable regulations;

(iii)	resolved that the Company will not avail itself of the prerogative provided for in article 137, paragraph 3, of the Brazilian Corporation Law, ratifying, therefore, the resolution of the Meeting for the approval of the Merger of Shares;

(iv)	verified and confirmed that the Conditions set forth in item 8.1 of the Plan of Merger were met and, consequently, resolved that the Closing Date of the Merger of Shares (as defined in item 8.2 of the Plan of Merger) will be on September 22, 2025;

(v)	stated that the final Exchange Ratio (as defined in item 3.1 of the Plan of Merger) to be adopted in the Merger of Shares will be 0.8521 common shares issued by Marfrig for each one (1) share issued by BRF held on the Closing Date, and it is not necessary to make adjustments to the Exchange Ratio due to the provisions of item 3.1.5 and Exhibit 3.1.5 of the Plan of Merger;

(vi)	approved, in accordance with the provisions of items 3.1.3 and 3.1.5 of the Plan of Merger, the declaration and distribution of interim dividends and interest on equity (“IoC”) in the total gross amount of R$3,321,464,325.13 (three billion, three hundred and twenty-one million, four hundred and sixty-four thousand, three hundred and twenty-five reais and thirteen cents), being R$2,921,464,325.13 (two billion, nine hundred twenty-one million, four hundred and sixty-four thousand, three hundred and twenty-five reais and thirteen cents) as dividends and R$ 400,000,000.00 (four hundred million reais) as IoC, as debit of the profits calculated in the Company’s balance sheet for the period ended August 31, 2025, pursuant to Article 204 of the Brazilian Corporation Law and Article 37, paragraph 1, of the Company’s Bylaws, provided that:

(a)	the dividends and interest on equity herein declared are equivalent to the amount of R$1.83486883675 as dividends and R$0.25122591037 as gross interest on equity for each share issued by the Company, (excluding the shares held by BRF shareholders who exercised the Right of Withdrawal by virtue of the Merger of Shares and who will not be entitled to receive the dividends and interest on equity, as provided for in the Plan of Merger);

(b)	the dividends and interest on equity will be distributed to shareholders who hold shares issued by the Company on September 18, 2025 (inclusive) (“Record Date”), and the shares issued by the Company will be traded “ex-dividends/IoC” as of September 19, 2025;

(c)	the payment of dividends and interest on equity will be made in local currency, in a single installment, on September 29, 2025, in accordance with the procedures of Banco Bradesco S.A., the institution responsible for the bookkeeping of the shares issued by the Company, without the incidence of monetary adjustment or interest between the date and the effective payment of dividends and interest on equity;

(d)	dividends and interest on equity may be used by the Company to offset the payment of amounts withheld and collected by the Company as withholding income tax related to any capital gain due as a result of the Merger of Shares of BRF shareholders not resident in Brazil, pursuant to the Plan of Merger; and

(e)	the Company shall disclose to shareholders all the procedures to be adopted for the payment of dividends and interest on equity.

(vii)	authorized the Company’s Executive Board to take all measures and perform all acts necessary for the accomplishment and implementation of the matters hereby approved, as well as the ratification of all acts previously performed within the limits of the resolutions taken at this meeting of the Board of Directors and for the purposes contained in the matters hereby approved.

6 CLOSURE: There being no other matters to be discussed, the meeting was closed, being the present minutes drawn up by electronic processing, which after having been read and found correct by all those present, were signed.

São Paulo, September 8, 2025.

I certify that the text above is a true copy of the minutes drawn up in the Book of Minutes of the
Ordinary and Extraordinary Meetings of the Company’s Board of Directors.

/s/Heraldo Geres

Heraldo Geres

Secretary

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